Jeffrey A. Baumel
973.912.7189
jbaumel@sonnenschein.com

November 14, 2008

Mr. Steven Lo Mr. Ryan Milne United States Securities and Exchange Commission Division of Corporation Finance Mail Stop 3561 Washington, DC 20549-3561

Re:	American CareSource Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed on March 31, 2008 File No. 001-33094

Dear Messrs. Lo and Milne:

On behalf of our client American CareSource Holdings, Inc. (“ACS”), we submit herewith a copy of an actual Provider Agreement that was executed on September 25, 2008 by ACS and one of its surgery center providers.  Please be advised that ACS will be making, concurrently with this submission, a separate submission with the Privacy Act Office under the Freedom of Information Act seeking confidential treatment of the Provider Agreement.  During the recent conversation among you and representatives of ACS, you sought certain clarification with respect to Section I of the form Provider Agreement.  ACS asked that we memorialize for you in this letter the response provided to you during our call.

Section I of the Provider Agreement, quite simply, provides that ACS shall have the power: (i) to negotiate and establish with each Payor the amounts payable for the specific services to be provided by the Provider; (ii) to re-submit to the relevant Payor all claims for payment by the Payor for services rendered to the participants in the Payor's plans and (iii) to accept payment of all fees payable by the Payor for such services.

Mr. Steven Lo
Mr. Ryan Milne
November 14, 2008

As ACS explained during the call, Section I is primarily an enabling paragraph which provides ACS with the procedural capability to carry out the obligations and commitments that are established and defined under the other parts of the Provider Agreement. ACS is charged by the Provider with overseeing the processing of claims and is given the right to oversee and step into the shoes of the Provider in connection with all matters relating to the billing and collection of fees.  That is, ACS is required to be given the right to receive all payments from the Payors for the services rendered for the Provider. Furthermore, as part of the business model described by ACS for you previously, ACS must also have the right, independently of the Providers, to negotiate specific payment terms for these services with the Payors.  Finally, and in accordance with the last part of the ACS business model, ACS must be able to make the payments to the Providers for the services that the Provider renders to the patients of the Payors.  This Section I is the provision of the contract by which the Provider agrees to have ACS serve in that role and have the rights and responsibilities necessary to carry out its job.

As a note, Section I does not give ACS the unilateral right to modify the payment terms of the Agreement between ACS and the Providers or in any way to alter the amounts that are payable by ACS to any Provider.

Should you have any questions, or if we can provide any further clarification, please do not hesitate to call the undersigned at (973) 912-7189.

Very truly yours, /s/ Jeffrey A. Baumel Jeffrey A. Baumel

an

cc:           Steven J. Armond, Chief Financial Officer